UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated December 5, 2014: Globus Maritime Limited Reports Financial Results for the Quarter and Nine Month Period Ended September 30, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 5, 2014

GLOBUS MARITIME LIMITED

By:	/s/ George Karageorgiou
Name:	George Karageorgiou
Title:	Chief Executive Officer

Exhibit 99.1

Globus Maritime Limited Reports Financial Results for the Quarter and Nine Month Period

 Ended September 30, 2014

Athens, Greece, December 5, 2014, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and nine month period ended September 30, 2014.

Financial Highlights

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2014	2013	2014	2013
Net revenue (1)	5,415	6,899	17,743	19,657
Adjusted EBITDA (2)	2,430	3,603	8,508	10,192
Total comprehensive income	196	1,192	37	1,379
Basic & diluted income/(loss) per share(3)	0.02	0.12	(0.02)	0.12
Impairment loss	-	-	1,714	1,031
Total comprehensive income adjusted for impairment loss	196	1,192	1,751	2,410
Basic & diluted earnings per share adjusted for impairment loss(3)	0.02	0.12	0.15	0.22
Time charter equivalent rate (TCE)	7,524	10,212	8,641	9,884
Average operating expenses per vessel per day	4,277	4,774	4,465	4,482
Average number of vessels	7.0	7.0	7.0	7.0

(1)

Net revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2)

Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of non-GAAP financial measures.

(3)

Adjusted for preferred dividends declared during the period under consideration.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate seven dry bulk carriers, consisting of four Supramax, two Panamax and one Kamsarmax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	FLAG
Tiara Globe	1998	Hudong Zhonghua	Panamax	Dec 2007	72,928	Marshall Is.
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Jin Star	2010	Jiangsu Eastern	Kamsarmax	June 2010	79,387	Panama
Weighted Average Age: 7.8 Years at September 30, 2014					452,886

Current Fleet Deployment

The vessels Tiara Globe, Star Globe, Sky Globe, Moon Globe and River Globe are currently operating on short term time charters (“on spot”).

The “Sun Globe” is currently on a T/C with Cosco Qingdao until January 2015 at $16,000 per day gross.

The “Jin Star” is on a bareboat charter with Eastern Media International and Far Eastern Silo & Shipping, which began during June 2010, for a period of five years at $14,250 per day gross.

Employment Profile

Vessel	Charterer	Expiration Date (Earliest)	Type	Gross Daily rate
Tiara Globe	Spot	Spot	Spot	Spot
Moon Globe	Spot	Spot	Spot	Spot
Sun Globe	Cosco Qingdao Shipping Co	Jan 2015	Time charter	$16,000
River Globe	Spot	Spot	Spot	Spot
Sky Globe	Spot	Spot	Spot	Spot
Star Globe	Spot	Spot	Spot	Spot
Jin Star	Eastern Media International - Far Eastern Silo & Shipping	Jan 2015	Bareboat	$14,250

Management Commentary

George Karageorgiou, President, Chief Executive Officer and Chief Financial Officer of Globus Maritime Limited, stated:

“Our financial results for the three month period ended September 30, 2014 reflect the continued overall weakness in dry bulk freight rates. Our time charter equivalent rate in Q3 of 2014 was $7,524 versus $10,212 during the same period in 2013 corresponding to a decrease of 26%. The weakness in the dry bulk market primarily reflects the current vessel oversupply of the market.

“In this tight market we maintained our focus on operational and commercial efficiency. The average daily operating expenses for Q3 2014 decreased by 10% compared to the same quarter of last year, while our interest expense and finance costs were almost halved reflecting the termination of our swap facilities and the sharp decrease in our average debt outstanding to $83.8 million in Q3 2014 down from $95.3 million in Q3 2013. We have also started discussions with various financial institutions regarding the refinancing of our biggest credit facility with the scope to reduce further our cash-flow break even rate for 2015. Looking forward, in January 2015, following the charter expirations of two of our vessels, the Jin Star and Sun Globe, we will have zero long term contract coverage, which will allow us to take advantage of an eventual strengthening dry bulk sector by focusing our chartering strategy on short and medium duration time charters.

“We remain cautiously optimistic for the prospects of the dry bulk market in 2015. The scheduled increase in iron ore supply brought online by the major mining companies in Australia and Brazil in conjunction of the higher global GDP growth rate anticipated by the reduction of the crude oil price should have a positive effect on the dry bulk market and industry analysts expect a tighter balance between supply and demand leading to a healthier freight market.

“Globus is an efficient low cost operator with a modern and uncommitted fleet, and experienced management. I strongly believe that we are well positioned to benefit from the eventual market turnaround.”

Management Discussion and Analysis of the Results of Operations

Third quarter of the year 2014 compared to the third quarter of the year 2013

Total comprehensive income for the third quarter of the year 2014 amounted to $0.2 million or $0.02 basic earnings per share based on 10,236,134 weighted average number of shares while total comprehensive income for the third quarter of the year 2013 amounted to $1.2 million or $0.12 basic earnings per share based on 10,218,033 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the third quarter of 2014 compared to the third quarter of 2013 (expressed in $000’s):

3rd Quarter of 2014 vs 3rd Quarter of 2013

Net income for the 3rd Quarter of 2013	1,192
Decrease in Revenue	(1,334)
Increase in Voyage expenses	(150)
Decrease in Vessels operating expenses	274
Decrease in Depreciation	2
Increase in Depreciation of dry docking costs	(82)
Increase in Administrative expenses	(4)
Decrease in Share-based payments	51
Decrease in Other income, net	(10)
Decrease in Interest income from bank balances & deposits	(7)
Decrease in Gain from derivative financial instruments	(150)
Decrease in Interest expense and finance costs	378
Increase in Foreign exchange gains	36
Net income for the 3rd Quarter of 2014	196

Revenue

During the three month period ended September 30, 2014 and 2013 our Revenue reached $6.3 million and $7.6 million respectively. The 17% decrease in Revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the third quarter of 2014 compared to the same period in 2013. Time Charter Equivalent rate (TCE) for the third quarter of 2014 amounted to $7,524 per vessel per day against $10,212 per vessel per day during the same period in 2013 corresponding to a decrease of 26%.

Voyage expenses

Voyage expenses increased by $0.2 million to $0.9 million during the three month period ended September 30, 2014 from $0.7 million during the respective period in 2013. Voyage expenses during the third quarter of 2014 included approximately $0.6 million, attributed to the cost of bunkers consumed during periods that our vessels were travelling seeking employment, against $0.4 million during the same period in 2013.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.2 million or 8% to $2.4 million during the three month period ended September 30, 2014 compared to $2.6 million during the three month period ended September 30, 2013. The breakdown of our operating expenses for the quarters ended September 30, 2014 and 2013 was as follows:

	2014	2013
Crew expenses	56%	49%
Repairs and spares	16%	22%
Insurance	9%	12%
Stores	10%	9%
Lubricants	6%	6%
Other	2%	2%

Average daily operating expenses during the three month period ended September 30, 2014 and 2013 were $4,277 per vessel per day and $4,774 per vessel per day respectively corresponding to a decrease of 10%.

Amortization of fair value of time charter attached to vessels

Amortization of the fair value of the time charter attached to vessels during both the three month period ended September 30, 2014 and 2013 amounted to $0.2 million and it was referred to the fair value of the time charter attached to the vessel m/v Sun Globe, acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charter.

Gain on derivative financial instruments

Gain or loss on derivative financial instruments referred to the changes on the fair market value of our interest swap agreements, the valuation of which was affected by the prevailing interest rates at that time. Both our interest rate swap agreements entered back in 2008 of a total notional amount of $25.0 million, reached their maturity during November 2013.

Interest expense and finance costs

Interest expense and finance costs decreased by $0.4 million to $0.5 million during the third quarter of 2014 from $0.9 million during the respective period in 2013, mainly due to the termination of both our five year swap agreements during November 2013 and the sharp decrease in our average debt outstanding during the third quarter of 2014 of $83.8 million compared to the average debt outstanding during the third quarter of 2013 of $95.3 million. The weighted average interest rate on our debt outstanding during the third quarter of 2014 reached 2.08% compared to 3.39% during the same period last year including the effect from our interest rate swap agreements in effect at that time.

Nine month period ended September 30, 2014 compared to the nine month period ended September 30, 2013

Total comprehensive income for the first nine months of the year 2014 amounted to $37 thousand or $0.02 basic loss per share based on 10,232,145 weighted average number of shares.  If adjusted for the $1.7 million impairment loss, total adjusted comprehensive income for the period becomes $1.8 million or 0.15 basic earnings per share.

Total comprehensive income for the nine months of the year 2013 amounted to $1.4 million or $0.12 basic earnings per share based on 10,213,366 weighted average number of shares. If adjusted for the $1.0 million impairment loss recognized during June 2013, total adjusted comprehensive income for the period becomes $2.4 million or $0.22 basic earnings per share.

The following table corresponds to the breakdown of the factors that led to the decrease in total comprehensive income during the first nine months of 2014 compared to the total comprehensive income during the first nine months of 2013 (expressed in $000’s):

9 Months of 2014 vs 9 Months of 2013

Net income for 9M 2013	1,379
Decrease in Revenue	(983)
Increase in Voyage expenses	(931)
Decrease in Vessels operating expenses	27
Increase in Depreciation	(2)
Increase in Depreciation of dry docking costs	(45)
Decrease in Amortization of fair value of time charter attached to vessels	515
Increase in Administrative expenses	(13)
Decrease in Administrative expenses to related parties	89
Decrease in Share-based payments	143
Increase in Impairment loss	(683)
Increase in Other expenses, net	(16)
Decrease in Interest income from bank balances & deposits	(28)
Decrease in Gain from Derivative financial instruments	(604)
Decrease in Interest expense and finance costs	1,137
Increase in Foreign exchange gains, net	52
Net income for 9M 2014	37

Revenue

During the nine month period ended September 30, 2014 and 2013 our Revenue reached $20.9 million and $21.9 million respectively. The 5% decrease in Revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the nine month period ended 30, September 2014 compared to the same period in 2013. Time Charter Equivalent rate (TCE) for the period under discussion amounted to $8,641 per vessel per day against $9,884 per vessel per day during the same nine month period in 2013 corresponding to a decrease of 13%.

Voyage expenses

Voyage expenses increased by $1.0 million to $3.2 million during the nine month period ended September 30, 2014 from $2.2 million during the respective period in 2013. Voyage expenses during the first nine months of 2014 included $2.0 million, attributed to the cost of bunkers consumed during periods that our vessels were travelling seeking employment compared to $1.2 million during the respective period in 2013.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, during the nine month period ended September 30, 2014 and 2013 reached $7.3 million. The breakdown of our operating expenses for the nine month period ended September 30, 2014 and 2013 was as follows:

	2014	2013
Crew expenses	55%	51%
Repairs and spares	16%	19%
Insurance	11%	11%
Stores	10%	8%
Lubricants	6%	8%
Other	2%	2%

Average daily operating expenses during nine month period ended September 30, 2014 and 2013 were $4,465 per vessel per day and $4,482 per vessel per day respectively.

Amortization of fair value of time charter attached to vessels

Amortization of fair value of time charter attached to vessels during the nine month period ended September 30, 2014 and 2013 were $0.6 and $1.1 million respectively. Amortization refers to the fair value of above the market time charters attached to the vessels m/v Moon Globe and m/v Sun Globe acquired during the second half of 2011, which is amortized on a straight line basis over the remaining period of the time charters. The time charter attached to m/v Moon Globe expired during June 2013.

Impairment loss

During the first nine months of 2014 we recognized an impairment loss of $1.7 million corresponding to the change in the fair market value less cost to sell of the vessel Tiara Globe which is classified as vessel held for sale. During the first half of 2013 we recognized and impairment loss of $1.0 million with respect to the aforementioned vessel which had its Special Survey during that period amounting to $0.8 million, while its fair value less cost to sell as of September 30, 2013 decreased by $0.2 million.

Gain on derivative financial instruments

Gain or loss on derivative financial instruments referred to the changes on the fair market value of our interest swap agreements, the valuation of which was affected by the prevailing interest rates at that time. Both our interest rate swap agreements entered back in 2008 of a total notional amount of $25.0 million, reached their maturity during November 2013.

Interest expense and finance costs

Interest expense and finance costs decreased by $1.2 million to $1.6 million during the first nine months of 2014 from $2.8 million during the respective period last year mainly due to the termination of both our five year swap agreements during November 2013 and the sharp decrease in our average debt outstanding during the first nine months of 2014 of $87.9 million compared to the average debt outstanding during the first nine months of 2013 of $100.4 million. The weighted average interest rate during the first nine months of 2014 reached 2.22% compared to 3.36% during the same period last year including the effect from our interest rate swap agreements in effect at that time.

Liquidity and capital resources

Net cash generated from operating activities for the three month period ended September 30, 2014 and 2013 was $2.0 million and $2.4 million, respectively.

Net cash used in financing activities during the three month period ended September 30, 2014 amounted to $1.7 million and consisted of $1.2 million of debt repayment and $0.5 million of interest and other finance costs paid. Net cash used in financing activities during the three month period ended September 30, 2013 amounted to $1.8 million and consisted of $0.9 million of debt repayment, $0.7 million of interest and other finance costs paid and $0.2 million of preferred dividends paid.

Net cash generated from operating activities for the nine month period ended September 30, 2014 and 2013 was $9.3 million and $8.9 million, respectively.

Net cash used in financing activities during the nine month period ended September 30, 2014 amounted to $9.2 million and consisted of $7.2 million of debt repayment, $1.6 million of interest and other finance costs paid, and $0.4 million of preferred dividend paid. Net cash used in financing activities during the nine month period ended September 30, 2013 amounted to $13.8 million and consisted of $11.0 million of debt repayment, $2.6 million of interest and other finance costs paid and $0.2 million of preferred dividends paid.

Amendment to the Credit Suisse revolving credit facility

During April 2014, the company reached an agreement with Credit Suisse on permanently revising certain terms of our credit facility as listed below:

•

The company to maintain cash and cash equivalents of not less than $5.0 million (instead of at least $10.0 million “minimum liquidity requirement”) conditional to the company not declaring and paying dividends to common shareholders. In the event of dividend payment, the minimum liquidity requirement will increase to $7.0 million and will have to be met prior to the subject payment and during a continuous period of at least three months following such payment. Past this minimum period, we are entitled to switch to the $5.0 million minimum liquidity requirement.

•

From March 31, 2014 onwards the facility to bear interest at LIBOR plus a margin of 1.20%.

•

The company is prohibited from paying dividends to the holders of Series A preferred shares in an amount that will exceed $0.5 million per fiscal year when the liquidity is below the $7.0 million threshold.

Reduced the minimum liquidity requirement of the DVB Bank Loan

During the second quarter of 2014, DVB Bank agreed to temporarily reduce its minimum liquidity requirement to $5.0 million (instead of the lesser of $10.0 million and $1.0 million per vessel owned by Globus) valid until December 31, 2014 subject to the company not declaring and paying dividends to common shareholders.

As of September 30, 2014, our cash and bank balances and bank deposits were $6.0 million and we had $2.2 million of undrawn committed borrowing facility with respect to the Firment Credit Facility agreement. Our outstanding debt was $84.2 million gross of unamortized debt discount.

Major vessel repairs

Our vessel m/v Moon Globe was dry-docked during the second quarter of the year 2014 and m/v Sky Globe was dry-docked during November 2014. We do not anticipate any of our vessels to be dry docked during the remaining of the year 2014. Generally we budget 20 days per dry-docking per vessel, actual length varies based on the condition of each vessel, shipyard schedules and other factors.

Conference Call and Webcast: The Company’s management team will host a conference call and simultaneous internet webcast to discuss these results on Monday, December 8, 2014, at 9:30 a.m. Eastern Standard Time.

Conference Call Details: Investors may access the webcast by visiting the Company’s website at www.globusmaritime.gr and clicking on the webcast link. Participants may also dial into the call 10 minutes prior to the scheduled time using the following numbers: 1-866-819-7111 (from the US), 0800-953-0329 (from the UK), 00800-4413-1378 (from Greece), or +44 (0) 1452-542-301 (all other callers). Please quote “Globus Maritime.”

A replay of the conference call will also be available until December 15, 2014 by dialing 1-866-247-4222 (from the US), 0800-953-1533 (from the UK), or +44(0)1452 550-000 (all other callers). Access Code: 36407079# In addition, a replay of the webcast will be available on the Company’s website at www.globusmaritime.gr.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
(in thousands of U.S. dollars, except per share data)	(Unaudited)		(Unaudited)
Statement of comprehensive income data:
Revenue	6,313	7,647	20,920	21,903
Voyage expenses	(898)	(748)	(3,177)	(2,246)
Net Revenue (1)	5,415	6,899	17,743	19,657
Vessel operating expenses	(2,361)	(2,635)	(7,314)	(7,341)
Depreciation	(1,404)	(1,406)	(4,217)	(4,215)
Depreciation of dry docking costs	(176)	(94)	(385)	(340)
Amortization of fair value of time charter attached to vessels	(188)	(188)	(558)	(1,073)
Administrative expenses	(484)	(480)	(1,445)	(1,432)
Administrative expenses payable to related parties	(131)	(131)	(394)	(483)
Share-based payments	(15)	(66)	(45)	(188)
Impairment loss	-	-	(1,714)	(1,031)
Other income/(expenses), net	6	16	(37)	(21)
Operating profit before financing activities	662	1,915	1,634	3,533
Interest income from bank balances & deposits	3	10	10	38
Interest expense and finance costs	(500)	(878)	(1,634)	(2,771)
Gain on derivative financial instruments	-	150	-	604
Foreign exchange gains/( losses), net	31	(5)	27	(25)
Total finance costs, net	(466)	(723)	(1,597)	(2,154)
Total comprehensive income for the period	196	1,192	37	1,379

Basic & diluted earnings/(loss) per share for the period	0.02	0.12	(0.02)	0.12
Adjusted EBITDA (2)	2,430	3,603	8,508	10,192

(1) Net Revenue is computed by subtracting voyage expenses from revenue. Net Revenue is not a recognized measurement under international financial reporting standards (“IFRS”) and should not be considered as an alternative or comparable to net income.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income and net cash generated from operating activities for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
(Expressed in thousands of U.S. dollars)	(Unaudited)		(Unaudited)

Total comprehensive income for the period	196	1,192	37	1,379
Interest and finance costs, net	497	868	1,624	2,733
Gain on derivative financial instruments	-	(150)	-	(604)
Foreign exchange (gains)/losses net,	(31)	5	(27)	25
Depreciation	1,404	1,406	4,217	4,215
Depreciation of deferred drydocking costs	176	94	385	340
Amortization of fair value of time charter attached to vessels	188	188	558	1,073
Impairment loss	-	-	1,714	1,031
Adjusted EBITDA	2,430	3,603	8,508	10,192
Share-based payments	15	66	45	188
Payment of deferred drydocking costs	-	-	(808)	(835)
Net decrease/(increase) in operating assets	(224)	(820)	599	(674)
Net (decrease)/increase in operating liabilities	(256)	(425)	916	112
Foreign exchange gains/(losses) net, not attributed to cash and cash equivalents	29	(11)	27	(44)
Net cash generated from operating activities	1,994	2,413	9,287	8,939

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars)	2014	2013	2014	2013
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from operating activities	1,994	2,413	9,287	8,939
Net cash generated from investing activities	1	7	2	1
Net cash used in financing activities	(1,728)	(1,798)	(9,223)	(3,842)

(Expressed in thousands of U.S. Dollars)	As of September 30,	As of December 31,
	2014	2013
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	129,254	133,577
Other non-current assets	108	130
Total non-current assets	129,362	133,707
Cash and bank balances and bank deposits	5,955	5,889
Other current assets	4,102	4,700
Total current assets	10,057	10,589
Vessel classified as held for sale	9,652	11,366
	19,709	21,955
Total assets	149,071	155,662
Total equity	60,199	60,340
Total debt net of unamortized debt discount	84,019	91,210
Other liabilities	4,853	4,112
Total liabilities	88,872	95,322
Total equity and liabilities	149,071	155,662

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013

Ownership days (1)	644	644	1,911	1,911
Available days (2)	644	644	1,893	1,883
Operating days (3)	639	642	1,887	1,862
Bareboat charter days (4)	92	92	273	273
Fleet utilization (5)	99.2%	99.7%	99.7%	98.9%
Average number of vessels (6)	7.0	7.0	7.0	7.0
Daily time charter equivalent (TCE) rate (7)	7,524	10,212	8,641	9,884
Daily operating expenses (8)	4,277	4,774	4,465	4,482

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our revenue less net revenue from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

The following table reflects the calculation of our daily TCE rates for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars, except number of days and TCE rates)	2014	2013	2014	2013

Revenue	6,313	7,647	20,920	21,903
Less: Voyage expenses	898	748	3,177	2,246
Less: bareboat charter revenue net of commissions	1,262	1,262	3,744	3,744
Net revenue excluding bareboat charter revenue	4,153	5,637	13,999	15,913
Available days net of bareboat charter days	552	552	1,620	1,610
Daily TCE rate	7,524	10,212	8,641	9,884

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate seven vessels with a total carrying capacity of 452,886 Dwt and a weighted average age of 7.8 years as of September 30, 2014.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

George Karageorgiou, CEO

karageorgiou@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com

Paul Lampoutis